July 27, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549
Attn: Mary Beth Breslin
Senior Attorney
RE:	Actel Corporation Form 10-K for the fiscal year ended January 4, 2009 Filed March 20, 2009 File No. 000-21970
     Ladies and Gentlemen:
          This letter responds to your comment letter dated July 9, 2009 regarding the above-referenced filing.
1.	We refer to your response to comment number 5. Please tell us why you do not believe that disclosure of gross deferred revenues and gross deferred costs of sales information is necessary or meaningful to investors. If the rights of return or pricing adjustments that you grant to your customers in future periods could reasonably likely have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include (1) disclosure of the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred revenue caption of your balance sheet as of the end of each reported period and (2) a discussion of the impact of the related uncertainties on each reported period.

We will revise our MD&A in future filings to include (1) disclosure of the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred revenue caption of our balance sheet as of the end of each reported period and (2) a discussion of the impact of the related uncertainties on each reported period.
          If you have any questions regarding this letter or if I can otherwise be of assistance, please call me at 650.318.4795.

Very truly yours,
/s/ Dirk A. Sodestrom
Dirk A. Sodestrom
Corporate Controller and Acting Chief Financial Officer